                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              KAFUS INDUSTRIES LTD.
                              ---------------------
                                (Name of Issuer)

                         COMMON STOCK, WITHOUT PAR VALUE
                         -------------------------------
                         (Title of Class of Securities)

                                   482910 10 6
                                   -----------
                                 (CUSIP Number)

                              Cynthia L. Harkness
                                 Senior Counsel
                              Enron Global Finance
                                1400 Smith Street
                              Houston, Texas 77002
                                 (713) 345-7370
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                December 21, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP NO.:        482910 10 6
--------------------------------------------------------------------------------

      1       NAME OF REPORTING PERSON
              S.S. OR IRS IDENTIFICATION NO.  OF ABOVE PERSON

              SE Thunderbird L.P.
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
      3       SEC USE ONLY
--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

              WC
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                  [ ]

--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

                           0
                    ------------------------------------------------------------
    NUMBER OF       8      SHARED VOTING POWER
      SHARES
   BENEFICIALLY            1,999,999
     OWNED BY      -------------------------------------------------------------
       EACH         9      SOLE DISPOSITIVE POWER
    REPORTING
      PERSON               0
       WITH        -------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER

                           1,999,999
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,999,999
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                         [ ]

              N/A
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.1%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              PN
--------------------------------------------------------------------------------

                            STATEMENT ON SCHEDULE 13D


NOTE: This Schedule 13D is being filed by SE Thunderbird L.P., which is referred to as the "Reporting Entity." All information with respect to Kafus Industries Ltd., a British Columbia corporation (the "Issuer"), is presented to the best knowledge and belief of the Reporting Entity.

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, no par value per share, of the Issuer (the "Common Stock"). The Issuer's principal executive offices are located at 755 Burrard Street, Suite 440, Vancouver, British Columbia V6Z 1X6.

ITEM 2.  IDENTITY AND BACKGROUND.

         SE Thunderbird L.P. ("Thunderbird") is a Delaware limited partnership formed primarily to acquire and own certain securities, including the Purchased Shares (as defined below) and to take certain actions with respect thereto. Blue Heron I LLC, a Delaware corporation ("Blue Heron"), is the general partner of Thunderbird; Whitewing Associates L.P., a Delaware limited partnership ("Whitewing Associates"), is the sole member of Blue Heron; Whitewing Management LLC, a Delaware limited liability company ("Whitewing Management"), is the general partner of Whitewing Associates; Egret I LLC, a Delaware limited liability company ("Egret"), is the managing member of, and Osprey Trust, a Delaware business trust ("Osprey"), is a member of, Whitewing Management; and Enron Corp., an Oregon corporation ("Enron") is the managing member of Egret. Pursuant to the limited liability company agreement of Whitewing Management (the "Whitewing Management LLC Agreement"), Egret is currently the managing member; however, Osprey has the right at any time to cause the management responsibilities with respect to Whitewing Management granted to Egret by the Whitewing Management LLC Agreement to be assumed by a board of directors which shall be composed of an equal number of representatives of Egret and Osprey. On the date of this statement, Osprey has not exercised such rights. Osprey is owned by several financial institutions, none of which control Osprey. The address of the principal business and the principal office of each of the foregoing persons is 1400 Smith, Houston, Texas 77002. Schedules I and II attached hereto set forth certain additional information with respect to the managing members, executive officers and directors of Enron and Thunderbird. The filing of this statement on Schedule 13D shall not be construed as an admission that the Reporting Entity, Enron, or any person listed on any Schedule hereto is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

        Neither the Reporting Entity nor, to its knowledge, any person listed on the Schedules hereto, has been, during the last five years (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On December 21, 1999, Enron North America Corp. ("ENA"), a wholly owned subsidiary of Enron, transferred to Thunderbird in a private transaction 1,999,999 shares of Common Stock (the "Purchased Stock") and certain registration rights associated therewith. ENA had acquired these shares and rights immediately prior to such transfer from Sundance Assets, L.P., a Delaware limited partnership that is indirectly controlled by Enron and ENA. Thunderbird funded the $7.50 per share purchase price for this investment from its working capital.

ITEM 4. PURPOSE OF TRANSACTION.

         Thunderbird acquired the Purchased Stock for investment purposes. Thunderbird will review Thunderbird's investment in the Issuer on a continuing basis, and, depending upon the price of the Common Stock, other market conditions relating to it, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to Thunderbird, general stock market and economic conditions, tax considerations and other factors deemed relevant, Thunderbird may increase or decrease the size of its investment in the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.


         a. Interests. Certain Enron affiliates and Thunderbird have the following interests in Common Stock of the Issuer:


         1. Thunderbird. Thunderbird holds 1,999,999 shares of Common Stock. These shares represent approximately 7.1% of the Issuer's outstanding Common Stock.


         2. Sundance. Sundance directly owns 1,730,001 shares of Common Stock. It also holds the following instruments that, subject to antidilution adjustments, are exercisable or convertible within the next sixty days into an aggregate of 7,774,858 shares of Common Stock: (i) five warrants to purchase 1,000,000, 500,000, 750,000, 45,000, and 250,000 shares of Common Stock, respectively, which are immediately exercisable, (ii) 10,000 Series I Preference Shares ("Preference Shares"), which may be converted into 2,500,000 shares of Common Stock at any time, (iii) 5,000 Preference Shares, which may be converted into 2,500,000 shares on or after February 18, 1999, (iv) a Convertible Promissory Note (Term Loan A) issued by the Issuer in the original principal amount of $10 million (the "Term Loan A Note"), which has (a) a principal balance of $10 million that may be converted into 1,250,000 shares of Common Stock at any time and (b) an interest component which, based on the interest accrued through December 31, 1999, may be converted upon conversion of such note into 127,500 shares (or a greater number of shares, if the 30 day trade weighted average of the sales prices of the Common Stock at the time of conversion is less than $8.00, subject to certain adjustments), and (v) a right to accrued dividends on the Preference Shares in the amount of 102,358 shares of Common Stock. If Sundance converted or exercised all instruments and securities held by it that are convertible or exercisable within sixty days into Common Stock, the 9,504,859 shares of Common Stock it would hold would represent approximately 26.5% of the Issuer's outstanding Common Stock.


         3. ECT Merchant. ECT Merchant Investments Corp., a Delaware corporation indirectly controlled by Enron and ENA ("ECT Merchant"), holds (i) 100,000 shares of Common Stock, (ii) an immediately exercisable warrant to acquire Common Stock in the amount of 487,500 shares, and (iii) an immediately exercisable warrant to acquire Common Stock in the amount of 150,000 shares. If ECT Merchant exercised its warrants, the 737,500 shares of Common Stock it would hold would represent approximately 2.6% of the Issuer's outstanding Common Stock.

                  4. ENA. ENA holds 750,000 shares of Common Stock. These shares represent approximately 2.7% of the Issuer's outstanding Common Stock considered individually and, when aggregated with the Common Stock beneficially owned by ECT Merchant and Sundance, represent approximately 30.2% of the Issuer's outstanding Common Stock.

                  5. Collective Ownership. The 12,992,358 shares of Common Stock in the aggregate that are beneficially owned by Thunderbird, Sundance, ECT Merchant, and ENA collectively represent approximately 35.6% of the Issuer's outstanding Common Stock.

         b. Beneficial Ownership; Voting and Dispositive Power. Because of their relationships, Enron may be deemed to beneficially own the shares held by ENA and Thunderbird, and ENA may be deemed to beneficially own not only the shares that are beneficially owned by Sundance but also the shares that are beneficially owned by ECT Merchant. Enron, ENA and Sundance in their filings on
Schedule 13D have each disclaimed beneficial ownership of the Common Stock referenced in this statement, and Thunderbird hereby disclaims beneficial ownership of the shares of Common Stock beneficially owned by ENA, ECT Merchant, and Sundance referenced in their filings on Schedule 13D.

         In addition, ENA, Enron, Ponderosa Assets, L.P. (which is Sundance's general partner ("Ponderosa")) and Enron Ponderosa Management Holdings, Inc. (which is Ponderosa's general partner ("EPMH")) may be deemed to share voting and dispositive power over the Common Stock beneficially owned by Sundance. Likewise, Blue Heron, Whitewing Associates, Whitewing Management, Osprey and Egret I LLC may be deemed to share voting and dispositive power over the Common Stock beneficially owned by Thunderbird. Similarly, ENA and Enron could be deemed to share voting and dispositive power over the shares of Common Stock beneficially owned by ECT Merchant. The filing of this statement on Schedule 13D shall not be construed as an admission that Thunderbird, Blue Heron, Whitewing Associates, Whitewing Management, Egret, Osprey, Sundance, Ponderosa, EPMH, ECT Merchant, ENA, Enron or any person listed on the Schedules hereto is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement or any other filings on Schedule 13D referenced herein. All percentage ownership calculations utilized herein are calculated in accordance with Rule 13d-3(d)(1)(i)(D) and assume that 28,043,359 shares of Common Stock are actually outstanding on the date of this statement.

         In addition to the shares of Common Stock reported herein, ECT, ECT Merchant and Sundance hold convertible promissory notes and other instruments that entitle or require them to purchase a substantial number of shares of Common Stock. Such shares are not reported herein as being beneficially owned because the instruments do not entitle the holder to acquire shares within 60 days after the filing of this statement, except upon the occurrence of extraordinary and unpredictable events, such as a default on indebtedness. These arrangements are described in greater detail in the Deferred Payment Purchase Agreement and the Income Participation Certificate Purchase Agreement filed as exhibits to the joint Schedule 13D of Enron and ENA dated July 27, 1997 and in the $11.25 million Exchangeable Promissory Note, the Subordinated Loan Conversion Agreement, the Income Participation Certificate Purchase Agreement, and the $12.5 million Convertible Promissory Note (Advancing Credit Facility) filed as exhibits to the joint Schedule 13D/A dated March 22, 1999 filed by Enron, ENA, and Sundance. Other than the transactions described herein, none of Enron, ENA, Sundance, ECT Merchant or Thunderbird, nor, to their knowledge, Blue Heron, Whitewing Associates, Whitewing Management, Egret, Osprey, Ponderosa, EPMH or any of the persons named in the Schedules hereto, has effected any transaction in the Common Stock during the preceding sixty days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On December 23, 1999, Thunderbird, Enron, ENA, and Sundance Assets, L.P. entered into an Amendment to Registration Rights Agreements which (i) waives certain rights to liquidated damages against the Issuer, (ii) sets new deadlines with respect to the registration statements to be filed pursuant to certain of such parties' existing registration rights agreements, and (iii) confirms the scope of the

Registration Rights Agreement dated July 16, 1997 between ENA and the Issuer (the "July 16th Registration Rights Agreement"). The shares of Common Stock owned by Thunderbird are entitled to the benefit of certain registration rights contained in the July 16th Registration Rights Agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1. Purchase and Sale Agreement dated December 21, 1999 between Sundance and Thunderbird

                  Exhibit 2. Partial Assignment and Assumption Agreement dated December 21, 1999 between Sundance and Thunderbird

                  Exhibit 3. Amendment to Registration Rights Agreements dated December 23, 1999 among ENA, EMIC, Sundance and Thunderbird

                  Exhibit 4. Registration Rights Agreement dated July 16, 1997 between ENA and the Issuer (filed as Exhibit 3 to the Schedule 13D filed July 27, 1997 by Enron and ENA; SEC File No. 055-51321)

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


 Date:  January 3, 2000      SE THUNDERBIRD L.P.
                             By:  Blue Heron I LLC, its general partner
                             By:  Whitewing Associates L.P., its sole member
                             By:  Whitewing Management LLC, its general partner
                             By:  Egret I LLC, its managing member


                             By:      /s/ CHERYL LIPSHUTZ
                                   ----------------------------

                             Name:        CHERYL LIPSHUTZ
                                   ----------------------------

                             Title:       Vice President
                                   ----------------------------

                                   SCHEDULE I

                     MANAGING MEMBER AND EXECUTIVE OFFICERS
                                   EGRET I LLC




Name and Business Address         Citizenship           Position and Occupation
-------------------------         -----------           -----------------------
Each of the following
persons' business address is
1400 Smith Street, Houston,
TX 77002

Enron Corp                            n/a                   Managing Member

Richard A. Causey                     USA                       Manager

Andrew S. Fastow                      USA                       Manager

Ben F. Glisan, Jr.                    USA                       Manager

Michael J. Kopper                     USA                       Manager

Jeffrey McMahon                       USA                       Manager

Cheryl Lipshutz                       USA                       Manager

                                   SCHEDULE II

                        DIRECTORS AND EXECUTIVE OFFICERS
                                   ENRON CORP.





Name and Business Address           Citizenship              Position and Occupation
-------------------------           -----------              -----------------------
Robert A. Belfer                    U.S.A.       Director; Chairman, President and Chief Executive
Belco Oil & Gas Corp.                            Officer, Belco Oil & Gas Corp.
767 Fifth Avenue, 46th Fl.
New York, NY 10153

Norman P. Blake, Jr.                U.S.A.       Director; Chairman, President & CEO of Promus Hotel
Promus Hotel Corp.                               Corporation
705 Crossover Lane
Memphis, TN 38117-4900

Ronnie C. Chan                      U.S.A.       Director; Chairman of Hang Lung Development Group
Hang Lung Development
   Company Limited
28/F, Standard Chartered
   Bank Building
4 Des Vouex Road Central
Hong Kong

John H. Duncan                      U.S.A.       Director; Investments
5851 San Felipe, Suite 850
Houston, TX 77057

Paulo V. Ferraz Perairo             Brazil       Director; President and Chief Executive Officer
Meridonal Financial Group                        of Meridional Financial Group
Av. Rio Branco, 138-15th andar
20057-900 Rio de Janerio - RJ
Brazil

Joe H. Foy                          U.S.A.       Director; Retired Senior Partner,
Bracewell & Patterson                            Bracewell & Patterson, L.L.P.
2900 South Tower Pennzoil Place
711 Louisiana
Houston, TX 77002

Wendy L. Gramm                      U.S.A.       Director; Former Chairman, U.S. Commodity Futures
P. O. Box 39134                                  Trading Commission
Washington, D.C.  20016

Ken L. Harrison                     U.S.A.       Director; Chairman and Chief Executive Officer,
121 S. W. Salmon Street                          Portland General Electric Company
Portland, OR 97204

Robert K. Jaedicke                  U.S.A.       Director; Professor (Emeritus), Graduate School of
Graduate School of Business                      Business Stanford University
Stanford University
Stanford, CA 94305


Name and Business Address     Citizenship              Position and Occupation
-------------------------     -----------              -----------------------
Charles A. LeMaistre          U.S.A.       Director; President (Emeritus), University of Texas
P.O. Box 15247                             M.D. Anderson Cancer Center
San Antonio, TX 78212

John Mendelsohn               U.S.A.       Director; President, University of Texas
University of Texas                        M.D. Anderson Cancer Center
M.D. Anderson Cancer Center
1515 Holcombe
Houston, TX 77030

Jerome J. Meyer               U.S.A.       Director; Chairman and Chief Executive Officer,
26600 S.W. Parkway                         Tektronix, Inc.
Building 63; P. O. Box 1000
Wilsonville, OR 97070-1000

Frank Savage                  U.S.A        Director; Chairman, Alliance Capital Management
1345 Avenue of the Americas                International
39th Floor
New York, New York 10105

John A. Urquhart              U.S.A.       Director; Senior Advisor to the Chairman of Enron
John A. Urquhart Assoc.                    Corp.; President, John A. Urquhart Associates
111 Beach Road
Fairfield, CT 06430

John Wakeham                  U.K.         Director; Former U.K. Secretary of State for Energy
1 Salisbury Square                         and Leader of the Houses of Commons and Lords
London EC4Y 8JB
United Kingdom

Herbert S. Winokur, Jr.       U.S.A.       Director; President, Winokur & Associates, Inc.
Capricorn Management, G.P.
30 East Elm Ct.
Greenwich, CT 06830

Kenneth L. Lay                U.S.A.       Director; Chairman and Chief Executive Officer
1400 Smith Street
Houston, TX  77002

J. Clifford Baxter            U.S.A.       Chairman of the Board, Chief Executive Officer
1400 Smith Street                          and Managing Director, Enron North America Corp.
Houston, TX  77002

Richard B. Buy                U.S.A.       Executive Vice President and Chief Risk Officer
1400 Smith Street
Houston, TX  77002

Richard A. Causey             U.S.A.       Executive Vice President and Chief Accounting
1400 Smith Street                          Officer
Houston, TX  77002


Name and Business Address     Citizenship              Position and Occupation
-------------------------     -----------              -----------------------
James V. Derrick, Jr.         U.S.A.       Executive Vice President and General Counsel
1400 Smith Street
Houston, TX  77002

Andrew S. Fastow              U.S.A.       Executive Vice President and Chief Financial Officer
1400 Smith Street
Houston, TX  77002

Mark A. Frevert               U.S.A.       President and Chief Executive Officer, Enron Europe,
1400 Smith Street                          Ltd.
Houston, TX  77002

Stanley C. Horton             U.S.A.       Chairman and Chief Executive Officer, Enron Gas
1400 Smith Street                          Pipeline Group
Houston, TX  77002

Rebecca P. Mark               U.S.A.       Director; Chairman, and Chief Executive Officer, Azurix Corp.
1400 Smith Street
Houston, TX  77002

J. Mark Metts                 U.S.A.       Executive Vice President, Corporate Development
1400 Smith Street
Houston, TX 77002

Lou L. Pai                    U.S.A.       Chairman, President and Chief Executive Officer,
1400 Smith Street                          Enron Energy Services, Inc.
Houston, TX  77002

Kenneth D. Rice               U.S.A.       Co-Chairman and Co-Chief Executive Officer and President,
1400 Smith Street                          Enron Communications Inc.
Houston, TX  77002

Jeffrey K. Skilling           U.S.A.       Director; President and Chief Operating Officer, Enron
1400 Smith Street                          Corp.
Houston, TX  77002

Joseph W. Sutton              U.S.A.       Vice Chairman, Enron Corp.
1400 Smith Street
Houston, TX  77002


                                INDEX TO EXHIBITS


                  Exhibit 1.        Purchase and Sale Agreement dated
                                    December 21, 1999 between Sundance and
                                    Thunderbird

                  Exhibit 2.        Partial Assignment and Assumption
                                    Agreement dated December 21, 1999 between
                                    Sundance and Thunderbird

                  Exhibit 3.        Amendment to Registration Rights
                                    Agreements dated December 23, 1999 among
                                    ENA, EMIC, Sundance and Thunderbird

                  Exhibit 4.        Registration Rights Agreement dated July
                                    16, 1997 between ENA and the Issuer (filed as Exhibit 3 to the Schedule 13D filed
                                    July 27, 1997 by Enron and ENA; SEC File
                                    No. 055-51321)